# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jamf Holding Corp., CIK 0001721947
CUSIP: 47074L105
Title of class of securities: Common Stock, par value $0.001 per share.
Address of issuer's principal executive offices: 100 Washington Ave S, Suite 900, Minneapolis, Minnesota (MN), 55401
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001665262

## Reporting persons
- Vista Equity Partners Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vista Equity Partners Fund VI-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEPF VI FAF, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vista Co-Invest Fund 2017-1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEPF VI Co-Invest 1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vista Equity Partners Fund VI GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vista Co-Invest Fund 2017-1 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEPF VI Co-Invest 1 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEPF VI GP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vista Co-Invest Fund 2017-1 GP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEPF VI Co-Invest 1 GP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEPF Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VEP Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert F. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Jamf Holding Corp.
Address of issuer's principal executive offices: 100 Washington Ave S, Suite 900 Minneapolis, Minnesota 55401

## Item 2. Person Filing
Name of person filing:
This statement on Schedule 13G (this "Statement") is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act:

(i) Vista Equity Partners Fund VI, L.P. ("VEPF VI");

(ii) Vista Equity Partners Fund VI-A, L.P. ("VEPF VI-A");

(iii) VEPF VI FAF, L.P. ("VEPF FAF");

(iv) Vista Co-Invest Fund 2017-1, L.P. ("Vista Co-Invest");

(v) VEPF VI Co-Invest 1, L.P. ("VEPF Co-Invest" and collectively with VEPF VI, VEPF VI-A, VEPF FAF and Vista Co-Invest, the "Vista Funds");

(vi) Vista Equity Partners Fund VI GP, L.P. ("Fund VI GP");

(vii) Vista Co-Invest Fund 2017-1 GP, L.P. ("Vista Co-Invest GP");

(viii) VEPF VI Co-Invest 1 GP, L.P. ("VEPF Co-Invest GP");

(ix) VEPF VI GP, Ltd. ("Fund VI UGP");

(x) Vista Co-Invest Fund 2017-1 GP, Ltd. ("Vista Co-Invest UGP");

(xi) VEPF VI Co-Invest 1 GP, Ltd. ("VEPF Co-Invest UGP")

(xii) VEPF Management, L.P. (the "Management Company");

(xiii) VEP Group, LLC ("VEP Group" and collectively with the Vista Funds, Fund VI GP, Vista Co-Invest GP, VEPF Co-Invest GP, Fund VI UGP, Vista Co-Invest UGP, VEPF Co-Invest UGP and the Management Company, the "Vista Entities"); and

(xiv) Robert F. Smith (collectively with the Vista Entities, the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal business address of each of the Vista Entities is:

4 Embarcadero Center, 20th Fl.

San Francisco, California 94111

The principal business address of Mr. Smith is:

c/o Vista Equity Partners

401 Congress Drive, Suite 3100

Austin, Texas 78701
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Joint Filing Agreement, dated as of February 9, 2022, incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 9, 2022.

## Signatures
- Vista Equity Partners Fund VI, L.P.: By: Vista Equity Partners Fund VI GP, L.P. / By: VEPF VI GP, Ltd. / /s/ Robert F. Smith, Its: General Partner / Its: General Partner / Robert F. Smith / Director (05/13/2026)
- Vista Equity Partners Fund VI-A, L.P.: By: Vista Equity Partners Fund VI GP, L.P. / By VEPF VI GP, Ltd. / /s/ Robert F. Smith, Its: General Partner / Its: General Partner / Robert F. Smith / Director (05/13/2026)
- VEPF VI FAF, L.P.: By: Vista Equity Partners Fund VI GP, L.P. / By: VEPF VI GP, Ltd. / /s/ Robert F. Smith, Its: General Partner / Its: General Partner / Robert F. Smith / Director (05/13/2026)
- Vista Co-Invest Fund 2017-1, L.P.: By: Vista Co-Invest Fund 2017-1 GP, L.P. / By: Vista Co-Invest Fund 2017-1 GP, Ltd. / /s/ Robert F. Smith, Its: General Partner / Its: General Partner / Robert F. Smith / Director (05/13/2026)
- VEPF VI Co-Invest 1, L.P.: By: VEPF VI Co-Invest 1 GP, L.P. / By: VEPF VI Co-Invest 1 GP, Ltd. / /s/ Robert F. Smith, Its: General Partner / Its: General Partner / Robert F. Smith / Director (05/13/2026)
- Vista Equity Partners Fund VI GP, L.P.: By: VEPF VI GP, Ltd. / /s/ Robert F. Smith, Its: General Partner / Robert F. Smith / Director (05/13/2026)
- Vista Co-Invest Fund 2017-1 GP, L.P.: By: Vista Co-Invest Fund 2017-1 GP, Ltd. / /s/ Robert F. Smith, Its: General Partner / Robert F. Smith / Director (05/13/2026)
- VEPF VI Co-Invest 1 GP, L.P.: By: VEPF VI Co-Invest 1 GP, Ltd. / /s/ Robert F. Smith, Its: General Partner / Robert F. Smith / Director (05/13/2026)
- VEPF VI GP, Ltd.: /s/ Robert F. Smith, Robert F. Smith / Director (05/13/2026)
- Vista Co-Invest Fund 2017-1 GP, Ltd.: /s/ Robert F. Smith, Robert F. Smith / Director (05/13/2026)
- VEPF VI Co-Invest 1 GP, Ltd.: /s/ Robert F. Smith, Robert F. Smith / Director (05/13/2026)
- VEPF Management, L.P.: By: VEP Group LLC / /s/ Robert F. Smith, Its: General Partner / Robert F. Smith / Director (05/13/2026)
- VEP Group, LLC: /s/ Robert F. Smith, Managing Member (05/13/2026)
- Robert F. Smith: /s/ Robert F. Smith, Robert F. Smith (05/13/2026)